Exhibit 15.4

February 21, 2017

China National Oil and Gas Exploration

And Development Corporation

International Holding Ltd (“CNODCI”)

No.6-1 Fuchengmen Beidajie

Xicheng District Beijing,

China 100034

Attention:	Mr. Lv Gong Xun, President

Reference:	CNODCI Interest in PetroKazakhstan Inc.
Evaluation of Crude Oil Reserves
Third Party Report

Dear Sir:

1.	INTRODUCTION

McDaniel & Associates Consultants Ltd. (“McDaniel”) was requested by PetroKazakhstan Inc. (“PKI”) to prepare an evaluation of the crude oil reserves and the net present values of these reserves for the interests of PKI in the South Turgai Basin, Republic of Kazakhstan, effective as of December 31, 2016. McDaniel submitted to PKI an Executive Summary Report and Detailed Technical Report for the evaluation of PKI in January 2017.

PKI is an integrated oil and gas company, owned 67 percent by CNODCI and 33 percent by JSC KazMunaiGas Exploration Production (“KMG EP”). PKI requested McDaniel to prepare this Third Party Report for CNODCI based on the 67 percent interest owned by CNODCI in PKI for the assets of CNODCI that are held within three operating subsidiaries: PetroKazakhstan Kumkol Resources (“PKKR”), Kolzhan LLP (“Kolzhan”) and PetroKazakhstan Ventures Inc. (“PKVI”).

This report was prepared to support PKI’s and CNODCI’s annual securities filings with the SEC. The data employed in this evaluation and the assumptions and procedures used to estimate the reserves and net present values are consistent with standard industry reserves evaluation procedures.

2.	METHODOLOGY

Crude oil reserves estimates and their associated net present values were evaluated in this report by McDaniel & Associates Consultants Ltd. for the interests of PKI in Kazakhstan.

Essentially all of the basic information employed in the preparation of this report was obtained from PKI including geological, geophysical, engineering and financial data. McDaniel utilized this data to prepare an independent assessment of the crude oil reserves as of December 31, 2016. The reserves estimates presented in this report have been prepared in accordance with the United States Securities and Exchange Commission (SEC) reserves definitions and guidance (see Section 3). Only the proved reserves and sub-classifications were included in this report.

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CNODCI Interest in PetroKazakhstan Inc. Evaluation of Oil and Gas Reserves – Third Party Report	Page 2 February 21, 2017

Net present value estimates were calculated based on future revenue forecasts. As per SEC guidelines, the future net revenues and net present values presented were calculated using the first day of the month crude oil prices for each of the 12 months prior to the effective date of December 31, 2016 and were presented in United States dollars. No escalation of the prices were made nor were the operating and capital costs increased for inflation in this evaluation. Future capital costs and operating costs were based on PKI budgets for each respective property with adjustments as deemed appropriate by McDaniel.

3.	RESERVES DEFINITIONS

The SEC reserves definitions are contained in the Final Rule of Modernization of Oil and Gas Reporting (17 CFR Parts 210, 211, 229 and 249) published by the SEC Regulation on January 14, 2009. A summary of the key proved reserves definitions in Regulation S-X 210.4-10 is presented below.

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Note: Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non- productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)

Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)

Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally

CNODCI Interest in PetroKazakhstan Inc. Evaluation of Oil and Gas Reserves – Third Party Report	Page 3 February 21, 2017

higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)

Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Analogous Reservoir

Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i)	Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii)	Same environment of deposition; (iii) Similar geological structure; and (iv) Same drive mechanism.

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

CNODCI Interest in PetroKazakhstan Inc. Evaluation of Oil and Gas Reserves – Third Party Report	Page 4 February 21, 2017

4.	EVALUATION SUMMARY

4.1	NET RESERVES

The net share of proved developed, proved undeveloped and total proved crude oil reserves as of December 31, 2016 attributable to CNODCI for each of the three subsidiary companies are summarized below.

CNODCI’S NET ENTITLEMENT OF PROVED RESERVES(1)

AS OF DECEMBER 31, 2016

	Proved Developed	Proved Undeveloped	Total Proved
Crude Oil, Mbbl
PKKR	17,561	2,580	20,141
Kolzhan	8,979	4,543	13,522
PKVI	759	—	759
Total	27,298	7,123	34,421

(1)	Net entitlement reserves are the working interest reserves in each property after deducting royalties payable to others. In the case of all properties, there are no royalties payable to others.

4.2	GROSS RESERVES

The total proved developed, proved undeveloped and total proved crude oil reserves as of December 31, 2016 for each of the three subsidiary companies are presented below for reference purposes only. These gross reserves estimates are based on a 100 percent working interest in each of the properties and include all reserves attributable to government and working interest partners.

GROSS PROVED RESERVES

AS OF DECEMBER 31, 2016

	Proved Developed	Proved Undeveloped	Total Proved
Crude Oil, Mbbl
PKKR	26,210	3,851	30,061
Kolzhan	21,545	11,954	33,499
PKVI	1,510	—	1,510
Total	49,265	15,804	65,069

4.3	NET PRESENT VALUES

The net present values for the proved developed, proved undeveloped and total proved crude oil reserves as of December 31, 2016 attributable to CNODCI for each of the three subsidiary companies are presented below. All of the net present values have been presented at a 10 percent discount rate.

CNODCI Interest in PetroKazakhstan Inc. Evaluation of Oil and Gas Reserves – Third Party Report	Page 5 February 21, 2017

CNODCI NET PRESENT VALUES DISCOUNTED AT 10 PERCENT

AS OF DECEMBER 31, 2016, $MM

	Proved Developed	Proved Undeveloped	Total Proved
PKKR	92	14	107
Kolzhan	53	31	84
PKVI	8	—	8
Total	153	46	198

4.4	NET PRESENT VALUES SENSITIVITY ANALYSIS

A sensitivity analysis has been prepared for the net present values for the proved developed, proved undeveloped and total proved crude oil reserves as of December 31, 2016 attributable to CNODCI for each of the three subsidiary companies. At the request of PKI, all of the oil prices, capital costs and operating costs have been escalated at two percent per year throughout the evaluation period.

CNODCI NET PRESENT VALUES SENSITIVITY DISCOUNTED AT 10 PERCENT

AS OF DECEMBER 31, 2016, $MM

	Proved Developed	Proved Undeveloped	Total Proved
PKKR	94	15	109
Kolzhan	55	34	89
PKVI	8	—	8
Total	156	49	205

5	SUMMARY TABLES

Summary tables showing the reserves, reserves reconciliation, future production forecasts and future revenue forecasts are presented in the Appendix for each of the three subsidiary companies.

6	BASIS OF OPINION

McDaniel & Associates Consultants Ltd. has over 60 years of experience in the evaluation of oil and gas properties. McDaniel is registered with the Association of Professional Engineers and Geoscientists of Alberta (APEGA). All of the professionals involved in the preparation of this report have in excess of five years of experience in the evaluation of oil and gas properties. Mr. Paul Taylor, Vice President, supervised the preparation of this report. Mr. Taylor is a professional engineer registered with APEGA and has over 30 years of experience in the evaluation of oil and gas properties. All of the persons involved in the preparation of this report and McDaniel & Associates are independent of PKI and CNODCI.

In preparing this report, we relied upon certain factual information including ownership, well data, production data, prices, revenues, operating costs, capital costs, contracts, and other relevant data supplied by PKI. The supplied information was only relied upon where in our opinion it appeared reasonable and consistent with our knowledge of the properties; however, no independent verification of the information was made.

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This report was prepared by McDaniel for the use of PKI and CNODCI for its securities filings with the SEC and is not to be used for any other purpose without the knowledge and consent of McDaniel & Associates Consultants Ltd.

We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available, if any data between the preparation date and the evaluation date of this evaluation were to vary significantly from that forecast, or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

APEGA PERMIT NUMBER: P3145

P. Taylor, CEng MEI, P. Eng.	C. Boulton, P. Eng.
Vice President	Vice President

PT/CB:jep

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